ART HORAN

Art Horan is a senior level business and creative producer. His area of expertise is film and television financing, development, production, and distribution. As a business executive he is expert at spearheading strategic and financial plans, overseeing business matters related to development, production, finance and distribution of film and television programming in all media. As a creative executive Art seeks material and collaborators who value the human experience.

As a business executive and attorney, Art spent the early part of his career at the major studios including Paramount Pictures and Warner Bros overseeing all forms of television production. His interest in independent film led him to WMG Film Group as President responsible for all production and distribution where he was the Executive Producer of *The Usual Suspects*, winner of two academy awards, Original Screenplay and Best Supporting Actor and was responsible for taking a small niche company into an international player. With a modest budget of under $6 million, *The Usual Suspects* grossed over $23 million worldwide and is listed in the top 10 mystery films of all time by the American Film Institute and ranked #35 on the WGA's list of 101 greatest screenplays.

Through Art's production company Bronson Park Films, Art's most recent credits include the documentary film *#Unfit: The Psychology of Donald Trump* starring George Conway with other Republican amplifiers along with leading mental health professionals and the baseball documentary *War on the Diamond*. In 2016 Horan produced the feature documentary film *Hands of God* with academy award winning director Alfonso Cuaron ((*Gravity & Roma)* serving as Executive Producer about the 2016 Iraq Men's Olympic Boxing Team. The documentary was filmed in Baghdad, Azerbaijan, Doha, China, and Brazil. Prior to that Art was Executive Producer of the documentary *Ring Girls* directed by academy nominated Amy Berg for ESPN and Executive Consultant on *The Ballad of Ramblin Jack*, winner of the Sundance Audience award.

Art's follow up film to #Unfit is aptly titled #Untruth: The Psychology of Trumpism released September 2024 and quickly became the number 1 documentary film on Apple (with #Unfit at #6). Art is currently in production on a doc about the concert in Watkins Glen in 1973 that featured

The Grateful Dead, Allman Bros and The Band and the development slate at Bronson Park includes a bio doc on Ted Turner, a bio doc on Nat King Cole, and a doc on early days of Formula One Racing to name a few.

Art has been working at his own production company, Bronson Park Films, since 2016.